Exhibit 99.2

Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. ACTengine® IMA203 TCR - T Targeting PRAME Cedrik Britten, Chief Medical Officer Harpreet Singh, Chief Executive Officer October 10, 2022 – Monotherapy Interim Data Update

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing of IND or CTA filing for pre - clinical stage product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Multi-Tumor Target PRAME

Promising Opportunity for TCR-based Therapies


TUMOR CELL
HLA-A*02:01
PRAME Peptide
PRAME TCR
T CELL

PRAME Peptide Target

- HLA-A*02:01-presented peptide identified by XPRESIDENT® quant. mass spectrometry
- Presented at high target density in tumor tissue (100-1000 copies/cell)
- Homogenously expressed
- Highly cancer-specific, not expressed in normal tissue at relevant levels
- Highly prevalent across many solid cancers
- Potential to reach a large cancer patient population

IMA203 T cell Receptor (TCR):

- Affinity-improved TCR by enhanced TCR chain pairing
- High functional avidity: EC50 ~5 ng/ml
- Off-target toxicity screening against normal tissue peptides selected from our immunopeptidome database to retain specificity

PRAME RNA detection in tumor samples (ISH)


SqNSCLC
Ovarian Cancer

Patient screening data from Immatics' clinical trials support high prevalence of PRAME:

Uterine Carcinoma	90%
Cut. Melanoma	95%
Uveal Melanoma[2]	90%
Ovarian Carcinoma	70%

Indication	% PRAME positive patients[1]
Uterine Carcinoma	100%
Uterine Carcinosarcoma	100%
Sarcoma Subtypes	up to 100%
Cut. Melanoma	95%
Uveal Melanoma[2]	50%
Ovarian Carcinoma	80%
Squamous NSCLC	65%
TNBC	60%
Small Cell Lung Cancer	55%
Kidney Carcinoma	up to 45%
Cholangiocarcinoma	35%
Adeno NSCLC	25%
Breast Carcinoma	25%
HNSCC	25%
Esophageal Carcinoma	20%
HCC	20%
Bladder Carcinoma	20%

[1] PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; [2] TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research; NSCLC: Non-small cell lung cancer, TNBC: Triple-negative breast cancer, HNSCC: Head and neck squamous cell carcinoma; HCC: Hepatocellular carcinoma

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IMA203 TCR-T Phase 1 Design

Three Phase 1b Expansion Cohorts to Establish Durable Objective Responses

Phase 1a Dose Escalation

IMA203 Monotherapy in Basket Trial

Completed & provisional RP2D[1] determined in March 2022

Phase 1b Dose Expansion

Cohort A – IMA203 Monotherapy at Target Dose (plus DL5)[1]
Increasing T cell:Tumor cell Ratio[2]
First pt treated March 2022

Cohort B – IMA203 at Target Dose plus Checkpoint Inhibitor[3]
Blocking PD-1/PD-L1 pathway
First pt treated May 2022

Cohort C – IMA203CD8 2nd Gen[4]
Adding functional CD4 T cells[5]
First pt treated Aug 2022

Each expansion cohort is designed to establish safety, evaluate the observed objective response rate, demonstrate durability & provide the trigger for registration trials

[1] RP2D (target dose) determined at DL4, exploration of higher dose (DL5) ongoing; [2] Demonstrated to be associated with durable response: Locke *et al.* 2020 Blood Advances; [3] Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor; [4] Treatment of n=3 patients in DL3 prior to patient treatment at provisional RP2D (DL4); [5] Demonstrated to be important for long-term remission: Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances

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IMA203 TCR - T Phase 1 Design Interim Clinical Data Update Focused on Phase 1a and Expansion Cohort A 5 Phase 1b Dose Expansion Phase 1a Dose Escalation Cohort A IMA203 Monotherapy at Target Dose (plus DL5) 1 Increasing T cell:Tumor cell Ratio 2 First pt treated March 2022 Cohort B IMA203 at Target Dose plus Checkpoint Inhibitor 3 Blocking PD - 1/PD - L1 pathway First pt treated May 2022 Cohort C IMA203CD8 2nd Gen 4 Adding functional CD4 T cells 5 First pt treated Aug 2022 IMA203 Monotherapy in Basket Trial Completed & provisional RP2D 1 determined in March 2022 Today’s Update Phase 1a: all 27 patients Phase 1b cohort A: 5 patients 1 RP2D (target dose) determined at DL4, exploration of higher dose (DL5) ongoing; 2 Demonstrated to be associated with durable response: Locke et al. 2020 Blood Advances; 3 Opdivo® (nivolumab): programmed death - 1 (PD - 1) immune checkpoint inhibitor; 4 Treatment of n=3 patients in DL3 prior to patient treatment at provisional RP2D (DL4); 5 Demonstrated to be important for long - term remission: Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances Data cut - off – 06 - Sept - 2022

Moving from Phase 1a to Phase 1b Continuous Improvement of Key Aspects that May Influence Clinical Outcome 6 Our Focus in Phase 1a • Safety • Biological activity • Initial signs of clinical activity Our Focus in Phase 1b • Safety • Durability of response at 6 months and beyond to pave the way for registration trials We continue to improve key determinants as we move from Phase 1a into Phase 1b 1. Higher T cell dose: Only RP2D or exploratory DL5 2. Enhanced cell product: Implementation of manufacturing enhancements (e.g. monocyte depletion, see appendix) focusing on robustness, quality, and speed of product release 3. “Real life” patients: Working with more disease area experts to reduce the fraction of very heavily pre - treated patients with extreme disease burden who have exhausted standard of care and have undergone multiple clinical trials

ACTengine® IMA203 – Interim Monotherapy Update

immatics

Phase 1a

Dose Escalation Data from 27 Patients

- Acceptable & manageable treatment-emergent adverse events (TEAEs)
- DL4 defined as provisional RP2D
- 48% (13/27) <u>initial</u> ORR[1] across all doses and multiple solid cancers
- Limited number of confirmed responses

Phase 1b Cohort A

Initial Data from 5 Patients

- Acceptable & manageable TEAEs
- Patients treated at RP2D (DL4) and exploratory DL5
- 80% (4/5) <u>initial</u> ORR[1] in patients with 4 different solid tumors
- 80% (4/5) <u>confirmed</u> ORR[2]: Confirmation of all objective responses after ~3 months; all responses ongoing

Key Take Aways

IMA203 Monotherapy

- Favorable tolerability profile
- Confirmed responses in multiple heavily pre-treated solid tumor types *(cut. melanoma, uveal melanoma, head and neck cancer, ovarian cancer, synovial sarcoma)*
- Positively evolving durability profile for IMA203
  - above 1 bn TCR-T cells (DL4/5)[*] in phase 1a <u>and</u> phase 1b: **50% (6/12) confirmed ORR[2]**
  - in phase 1b patients <u>only</u>: **80% (4/5) confirmed ORR[2]**

Data cut-off – 06-Sept-2022

[1] ORR: Objective response rate (partial responses) according to RECIST 1.1 at first scan post infusion (~6 weeks); [2] confirmed ORR: Confirmed objective response rate (confirmed partial responses) according to RECIST 1.1 at second scan post infusion (~12 weeks), 1 patient with SD at ~ 6-week scan with pending ~12-week scan considered as non-responder for confirmed ORR; [*] Total transduced viable CD8 T cells, all patients in Phase 1a DL4 and Phase 1b DL4/DL5; RPD2: Recommended Phase 2 dose; DL: Dose level

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ACTengine® IMA203 Monotherapy – Patient and Product Characteristics

immatics

	Phase 1a Dose Escalation		Phase 1b (Cohort A) Dose Expansion
	All pts (DL1-4)	DL4 pts only	All pts (DL4/DL5)
Patients treated	27	7	5
Prior lines of treatment Mean (min, max)	4.2 (1, 8)	4.6 (1, 7)	4.0 (1, 10)
LDH at baseline >1 x ULN [% of patients]	66.7	85.7	40.0
Baseline tumor burden Mean target lesion sum of diameter [mm] (min, max)	130.3 (29.0, 219.7)	115.8 (37.0, 197.6)	55.2 (21.0, 102.9)
Dose Mean transduced viable CD8 T cells infused [x10⁹] (min, max)	0.65 (0.08, 2.09)	1.48 (1.07, 2.09)	2.22 (1.30, 4.16)
Manufacturing Process	Prior versions[1]		Current version

32 heavily pre-treated patients, thereof **12 patients at target dose or above**, were infused with IMA203 TCR-T cells targeting PRAME


IMA203 Dose Levels
Phase 1a
Phase 1b
TCR-T Cell Dose [1 x 10⁹/m² BSA]
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Dose level 1
Dose level 2
Dose level 3
Dose level 4*
Dosel level 5**

DL4 was defined as provisional RP2D for Phase 1b, exploration of higher DL5 ongoing

Data cut-off – 06-Sept-2022

[1] Except for 1 product for patient at DL3 generated with current manufacturing process; * DL4: 200m to 1.2bn transduced viable CD8 T cells per m² BSA, all patients in DL4 received cell doses in the upper tier of DL4, above DL3;
** DL5: up to 4.7bn transduced viable CD8 T cells per m² BSA; ULN: Upper limit of normal; BSA: Body surface area; RP2D: Recommended Phase 2 dose; LHD: Lactate dehydrogenase

8

IMA203 Tolerability Profile – Most Frequent Adverse Events Acceptable and Manageable Treatment - emergent Adverse Events (TEAEs) • Expected cytopenia (Grade 1 - 4) associated with lymphodepletion in all patients • Cytokine release syndrome (CRS) : 31 of 32 (97%) patients infused with IMA203 experienced CRS of any Grade ▪ 29 patients had Grade 1 or 2 CRS ▪ 2 patients had Grade 3 CRS (both in phase 1a); recovered to Grade ≤2 after 3 and 4 days, respectively • Low - moderate ICANS 1 : 5 of 32 (16%) patients infused with IMA203 experienced Grade 1 or 2 ICANS (all in phase 1a) • No dose - dependent increase of CRS and ICANS • No additional DLT 2 9 One patient that started lymphodepletion in Phase 1a died from sepsis of unknown origin and did not receive IMA203 T cells, patient reported earlier and not shown; CRS and ICANS graded by CARTOX criteria (Neelapu et al ., 2018); 1 ICANS: Immune effector cell - associated neurotoxicity syndrome; 2 DLT: dose - limiting toxicity, one DLT in phase 1a at DL2 reported on March 17, 2021 Data cut - off – 06 - Sept - 2022

Frequency of Observed Objective Responses Improved ORR and Confirmed ORR at Higher Dose and in Phase 1b Cohort A 10 1 All patients received >1 x 10 9 total transduced viable CD8 T cells; 2 ORR: Objective response rate (partial responses) according to RECIST 1.1 at first scan post infusion (~6 weeks); 3 Confirmed ORR (cORR): Confirmed objective response rate (confirmed partial responses) according to RECIST 1.1 at second scan post infusion (~12 weeks); * 1 patient with SD at ~ 6 - week scan with pending ~12 - week scan considered as non - responder for cORR. • Higher ORR and confirmed ORR observed at doses above 1 billion TCR - T cells (DL4, DL5) • Early trends towards higher ORR and confirmed ORR observed in Phase 1b vs. Phase 1a patients Phase 1a Phase 1a + Phase 1b Phase 1b only All pts (DL1 - 4) DL4 pts only 1 DL4/DL5 pts only 1 All pts (DL4/DL5) 1 Patients Treated 27 7 12 5 ORR (~6 weeks) 2 48% (13/27) 57% (4/7) 67% (8/12) 80% (4/5) cORR (~12 weeks) 3 19% (5/27) 29% (2/7) 50% (6/12) * 80% (4/5) * Data cut - off – 06 - Sept - 2022

Best Overall Response IMA203 Continues to Deliver Objective Responses in Major Solid Tumor Types 11 Confirmed objective responses across a broad spectrum of different tumor types such as cutaneous melanoma, uveal melanoma, head and neck cancer, ovarian cancer, synovial sarcoma * Maximum change of target lesions and RECIST 1.1 BOR at different timepoints; # Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline Data cut - off – 06 - Sept - 2022 Phase 1a (Dose Escalation) N=27 # Phase 1b (Cohort A) N=5

Responses over Time Encouraging Early Signs for Improved Durability at Higher Dose and in Phase 1b Patients 12 # Synovial sarcoma patient (DL3) PD at week 6 not shown as target lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline Phase 1a (Dose Escalation) N=27 # Phase 1b (Cohort A) N=5 Best overall resp o nse (RE C I S T 1.1) Data cut - off – 06 - Sept - 2022

Translational Data Consistent with Clinical Outcomes Supporting Proposed Mechanism of Action for IMA203 13 Mann - Whitney U test; 1 T cell infiltration for 19 patients (9 non - responder, 10 responder) with 6 - week post infusion biopsy available (1 patient with ~5 - week post infusion biopsy) IMA203 T cell infiltration into tumor correlates with objective responses 1 1 î 10 1 1 î 10 2 1 î 10 3 1 î 10 4 1 î 10 5 1 î 10 6 A N gD ] 6 g k μ W es/ y i p op s o C i r B o [ ect V 0 .0010 IMA203 T cell infiltration [vector copies/µg gDNA] Data cut - off – 06 - Sept - 2022 p =0 . 001 Vector copies/µg gDNA N =19 N =32 1 î 10 7 1 î 10 6 1 î 10 5 1 î 10 4 1 î 10 3 1 î 10 2 1 î 10 1 1 î 10 0 1 î 10 - 1 Days post infusion 0 5 î 10 5 1 î 10 6 1.5 î 10 6 cy e n N A] u D eq g r f g ea k e s/ μ p i l p l c e c o r T o 20 3 v e ct A [ M I Phase 1a Phase 1b Cohort A p=0.0003 P D /SD PR cPR High IMA203 T cell engraftment and persistence in peripheral blood Persistence over time Peak frequency P D /SD PR cPR Vector copies/µg gDNA N =32

PRAME Expression in Tumors from Screened Patients Clinical Validation of Immatics’ Mass Spectrometry - guided RNA Threshold for PRAME 14 Mann - Whitney U test, p=0.076 IMA203 achieved objective responses at all expression levels above threshold PRAME RNA expression in pre - treatment biopsies relative to threshold IMA203 has the potential to provide clinical benefit for all PRAME biomarker - positive cancer patients Data cut - off – 06 - Sept - 2022 p=0.076 N =3 2

Moving from Phase 1a to Phase 1b 15 Our Focus in Phase 1a • Safety • Biological activity • Initial signs of clinical activity Our Focus in Phase 1b • Safety • Durability of response at 6 months and beyond to pave the way for registration trials We continue to improve key determinants as we move from Phase 1a into Phase 1b 1. Higher T cell dose: Only RP2D or exploratory DL5 2. Enhanced cell product: Implementation of manufacturing enhancements (e.g. monocyte depletion, see appendix) focusing on robustness, quality, and speed of product release 3. “Real life” patients: Working with more disease area experts to reduce the fraction of very heavily pre - treated patients with extreme disease burden who have exhausted standard of care and have undergone multiple clinical trials 4. Transition to indication - specific development strategy: Based on PRAME prevalence, patient population size and observed responses

IMA203 TCR-T Has the Potential to Reach a Large Patient Population

immatics

~39,000 Patients per Year in the US only

Initial indications of interest based on PRAME prevalence, patient population size and observed clinical responses: Cut. Melanoma, Uveal Melanoma, Ovarian Carcinoma, Uterine Carcinoma, Uterine Carcinosarcoma

Selected Indications	Incidence	R/R Incidence	PRAME Positive	Patient Population Based on R/R Incidence; PRAME and HLA-A*02:01+
Cut. Melanoma	99,800	7,700	95%	2,999
Uveal Melanoma	1,500	800	90%	295
Ovarian Carcinoma	19,900	12,800	80%	4,198
Uterine Carcinoma	62,700	10,700	100%	4,387
Uterine Carcinosarcoma	3,300	1,900	100%	779
Synovial Sarcoma	1,000	400	100%	164
Squamous NSCLC	57,000	34,600	65%	9,221
Small Cell Lung Cancer	31,900	19,400	55%	4,375
Cholangiocarcinoma	8,000	7,000	35%	1,005
Adeno NSCLC	91,200	55,300	25%	5,668
Breast Carcinoma	290,600	43,800	25% TNBC: 60%	4,490
HNSCC	66,500	15,100	25%	1,548

TOTAL ~39,000 annually in the US

Multiple opportunities to broaden patient reach and patient benefit:

- Expand beyond US population
- Expand into other indications such as kidney, esophageal, bladder, liver cancer, other sarcoma subtypes through indication-specific or indication-agonistic label expansion
- Move into earlier lines of therapy (R/R Incidence → Incidence)
- Inclusion of patients with lower PRAME-threshold

Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last-line patient population approximated by annual mortality; Estimated 41% HLA-A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spectrometry-guided RNA expression threshold; Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21)

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IMA203 Monotherapy – Conclusions ACTengine® IMA203 Targeting PRAME Offers a Unique Opportunity for Solid Cancer Patients 17 IMA203 monotherapy Phase 1a and Phase 1b cohort A summary: • IMA203 continues to be well tolerated with manageable safety profile • Confirmed responses across a broad spectrum of different solid tumor types in heavily pre - treated patients • Positively evolving durability profile for patients treated with higher doses and in phase 1b • Clinical validation of PRAME biomarker threshold and associated prevalences » We have clinically validated PRAME as one of the largest known T cell targets for solid cancers to date IMA203 development strategy: • Transition to indication - specific development strategy • Three Phase 1b expansion cohorts ongoing each designed to establish safety, evaluate the observed objective response rate, demonstrate durability & provide the trigger for registration trials Data highlight the clinical potential of IMA203 TCR - T to achieve meaningful benefit for a large patient population

Comprehensive PRAME Strategy

To Deliver Meaningful Clinical Benefit to Patients with PRAME-positive Cancers

Phase 1a Dose Escalation

IMA203 Monotherapy in Basket Trial

Completed & provisional RP2D[1] determined in March 2022

Phase 1b Dose Expansion

Cohort A – IMA203 Monotherapy at Target Dose (plus DL5)[1]
Increasing T cell:Tumor cell Ratio[2]
First pt treated March 2022

Cohort B – IMA203 at Target Dose plus Checkpoint Inhibitor[3]
Blocking PD-1/PD-L1 pathway
First pt treated May 2022

Cohort C – IMA203CD8 2nd Gen[4]
Adding functional CD4 T cells[5]
First pt treated Aug 2022

Upcoming Value Inflection Points for Our PRAME Programs

ACTengine® IMA203: Next data read-outs with meaningful data across all cohorts in 2023

+

TCER® IMA402: Entering clinical development in 2023

[1] RP2D (target dose) determined at DL4, exploration of higher dose (DL5) ongoing; [2] Demonstrated to be associated with durable response: Locke *et al.* 2020 Blood Advances; [3] Opdivo® (nivolumab): programmed death-1 (PD-1) immune checkpoint inhibitor; [4] Treatment of n=3 patients in DL3 prior to patient treatment at provisional RP2D (DL4); [5] Demonstrated to be important for long-term remission: Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances

18

University Hospital Dresden University Hospital Bonn University Hospital Würzburg Columbia University University of Pittsburgh MD Anderson Cancer Center University Hospital Hamburg Dr. D. Araujo Dr. A. Tsimberidou Dr. W. Alsdorf Dr. T. Holderried Dr. M. Chatterjee Dr. J. Luke Ge rma n y United States Dr. M. Wermke … and the Investigators at the Clinical Sites Dr. R. Carvajal Dr. R. Reshef 19 We are Immensely Grateful to the Patients, Their Families …

Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. ww w .i mm a ti c s . c o m

ACTengine® IMA203 Product Manufacturing 21 Expedited QC testing (~1 week) Manufacturing time (~1 week) QC testing (Full sterility, 2 weeks) Manufacturing time (~1 week) Faster ACTengine®: expected ~2 weeks Leukapheresis Infusion - Ready Targeting Higher Robustness, Favorable Product Attributes, Faster Turn Around Time Accelerated Product Release ACTengine® clinical programs: ~3 weeks Implementation planned All Phase 1b cell products were manufactured with the current, optimized process including manufacturing improvements such as x Monocyte depletion x Serum - free transduction Manufacturing Improvements Implemented in Phase 1b Enhance Key Features of the Cell Product C urren t P ri o r process versions (n=6) 1 (n=27) 0 Manufacturing process (infused products) 20 40 60 80 % CD8+ Cells p = 0.0232 0 20 40 60 100 80 % Transduction p = 0.0025 Significantly higher peak frequencies in Phase 1b patients infused with current, optimized product version p=0.0232* p=0.0025* C urren t P ri o r process versions (n=6) 1 (n=27) 0 5 î 10 5 1 î 10 6 1.5 î 10 6 D N A] c y g en μ g u e q es / i r p f a k co e r o P t ec V [ Phase 1a Phase 1b Cohort A p = 0.0003 p=0.0003 # Current process Prior versions 1 Includes 5 IMA203 products infused into Phase 1b cohort A patients, and 1 product infused into Phase 1a patient at DL3; * Unpaired t test; # Mann - Whitney U test, 1 patient in Phase 1a at DL3 received ~0.5 x 10 9 total transduced viable CD8 T cells manufactured with current process IMA203 T cell peak frequency [vector copies/µg gDNA]

IMA203 Tolerability Profile – All ≥Grade 3 Adverse Events

TEAEs by maximum severity (N=33)[1,*]

Adverse event	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	33	100.0
Adverse Events of Special Interest		
Cytokine release syndrome	2	6.1
ICANS[2]	0	0.0
Blood and lymphatic system disorders		
Neutropenia	27	81.8
Lymphopenia	22	66.7
Leukopenia	20	60.6
Anaemia	17	51.5
Thrombocytopenia	13	39.4
Cytopenia	1	3.0
Leukocytosis	1	3.0
Lymphocytosis	1	3.0
Infections and infestations		
Appendicitis	1	3.0
COVID-19	1	3.0
Enterococcal infection	1	3.0
Orchitis	1	3.0
Sepsis[4,5]	1	3.0
Septic shock[4]	1	3.0
Respiratory, thoracic and mediastinal disorders		
Hypoxia	2	6.1
Bronchial obstruction	1	3.0
Laryngeal inflammation	1	3.0
Pleural effusion	1	3.0
Respiratory failure	1	3.0
General disorders and administration site conditions		
Condition aggravated[4]	1	3.0
Fatigue	1	3.0
Pyrexia	1	3.0
Swelling face	1	3.0
Gastrointestinal disorders		
Abdominal pain	1	3.0
Diarrhoea	1	3.0
Vomiting	1	3.0

Adverse event	≥ Grade 3 No.	≥ Grade 3 %
table continued…		
Investigations		
Blood alkaline phosphatase increased	1	3.0
Blood creatinine increased	1	3.0
Blood fibrinogen decreased	1	3.0
Metabolism and nutrition disorders		
Hypokalaemia	2	6.1
Failure to thrive	1	3.0
Vascular disorders		
Hypertension	2	6.1
Hypotension	1	3.0
Injury, poisoning and procedural complications		
Fracture	1	3.0
Infusion related reaction	1	3.0
Renal and urinary disorders		
Acute kidney injury	1	3.0
Proteinuria	1	3.0
Cardiac disorders		
Atrial fibrillation[3]	1	3.0
Endocrine disorders		
Inappropriate antidiuretic hormone secretion	1	3.0
Eye disorders		
Ulcerative keratitis	1	3.0
Hepatobiliary disorders		
Cholangitis	1	3.0
Immune system disorders		
Contrast media allergy	1	3.0
Musculoskeletal and connective tissue disorders		
Muscle spasms	1	3.0
Reproductive system and breast disorders		
Vaginal haemorrhage	1	3.0
Skin and subcutaneous tissue disorders		
Rash maculo-papular	1	3.0

- IMA203 was well tolerated
- No ≥Grade 3 Adverse Events in ≥ 10% of patients except for expected events associated with lymphodepletion
- No IMA203-related Grade 5 Adverse Events

[1] All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu *et al.*, 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (06-Sep-2022); [2] ICANS: Immune effector cell-associated neurotoxicity syndrome; [3] DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; [4] Fatal Adverse events in N=3 patients were not considered related to any study drug; [5] Patient did not receive IMA203 TCR-T cells; * Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Diarrhoea, Cytokine release syndrome, Hypokalaemia, Proteinuria; Second patient: Fracture, Muscle spasms, Neutropenia, Thrombocytopenia.

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Focus on Melanoma Patients High ORR and cORR in Heavily Pre - Treated Patients with High Tumor Burden 23 Melanoma Subtype ORR (~6 weeks) 1 cORR (~12 weeks) 2 Melanoma (DL4/DL5) 3 6/8 (75%) 4/8 (50%) # Melanoma (all DL) 10/13 (77%) 5/13 (38%) # Cutaneous Melanoma 7/8 (88%) 2/8 (25%) Uveal Melanoma 2/3 (67%) 2/3 (67%) Unknown Primary 1/2 (50%) 1/2 (50%) # Data cut - off – 06 - Sept - 2022 * Maximum change of target lesions and RECIST1.1 response at different timepoints; 1 ORR: Objective response rate (partial responses) according to RECIST 1.1 at first scan post infusion (~6 weeks); 2 Confirmed ORR (cORR): Confirmed objective response rate (confirmed partial responses) according to RECIST 1.1 at second scan post infusion (~12 weeks); 3 All patients received >1x10 9 total transduced viable CD8 T cells; # 1 patient with SD at ~ 6 - week scan with pending ~12 - week scan considered as non - responder for cORR; CPI: checkpoint inhibitor Patient Characteristics (n=13) Prior lines of treatment Mean (min, max) 4.5 (1, 7) Previous lines of CPI Mean (Min, Max) 2.5 (1, 4) LDH at baseline >1 x ULN [% of patients] 69% Particular hard - to - treat patient population enrolled so far

PRAME Expression in Tumors from Screened Patients Highlighting Type of Best Overall Response (left) and Study Cohort (right) 24 Mann - Whitney U test, p=0.076 PRAME RNA expression in pre - treatment biopsies relative to threshold IMA203 has the potential to provide clinical benefit for all PRAME biomarker - positive cancer patients Data cut - off – 06 - Sept - 2022 p= 0.076 N =3 2 N =3 2 p= 0.076 IMA203 achieved objective responses at all expression levels above Immatics’ mass spectrometry - guided RNA threshold

PRAME Expression – RNAseq Data

Combined with Immatics' Mass Spectrometry-guided RNA Threshold for Prevalence Prediction


Immatics' proprietary
mass spectrometry-
guided RNA threshold
% PRAME
positive patients[1]
Uterine
carcinoma
100%
Uterine
carcinosarcoma
100%
Synovial
sarcoma
100%
Cutaneous
melanoma
95%
Uveal
melanoma
50%*
Ovarian
carcinoma
80%
Lung squamous
cell carcinoma
65%
Triple-negative
breast cancer
60%
Head and neck
sq. cell carcinoma
25%
PRAME RNAseq expression, TCGA [FPKM, log-scaled]

[1] PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary mass spectrometry-guided RNA expression threshold; * PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21) demonstrates substantial higher prevalence of 90%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research

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